D.A. Davidson & Co.

8 Third Street North

The Davidson Building

Great Falls, Montana 59401

December 13, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Pamela Long

Re:	Limbach Holdings, Inc.

Registration Statement on Form S-1
File No. 333-214838

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters (the “Representative”), hereby join in the request of Limbach Holdings, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-214838) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective on December 15, 2016, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as Representative, confirms that it is aware of its obligations under the Securities Act.

In connection with the Registration Statement, pursuant to Rule 460 under the Securities Act, we wish to advise you that between December 7, 2016 and the date hereof 150 copies of the Registrant’s Preliminary Prospectus, dated December 7, 2016, were distributed to investors, prospective underwriters and dealers and others.

The undersigned, as Representative, hereby advises you that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied and will comply, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

D.A. DAVIDSON & CO.

Acting severally on behalf of itself and the several underwriters

By:	D.A. DAVIDSON & CO.

By:	/s/ Matthew Yun
	Name:	Matthew Yun
	Title:	Vice President, Equity Capital Markets